Exhibit 99.13

CONSENT OF EXPERT

I, Pacifico (Virgil) Corpuz, hereby consent to (i) the filing of the written disclosure regarding the technical report entitled “NI 43-101 Technical Report for the Kemess Underground Project, British Columbia, Canada" dated April 1, 2013 (the “Report”) and the technical information in the Report related to the project economics and mineral reserves in the Annual Information Form (the “AIF”) for the year ended December 31, 2013 of AuRico Gold Inc. (the “Company”) and (ii) the use of my name in the AIF and the Annual Report on Form 40-F of the Company for the year ended December 31, 2013, filed with the United States Securities and Exchange Commission, and any amendments thereto, incorporating by reference the Company’s AIF and the incorporation by reference into the Form F-3 (File No. 333-189227) of the Company and any Registration Statement on Form S-8 of the Company filed with the United States Securities and Exchange Commission, of the Company’s AIF and Annual Report on Form 40-F.

Dated March 3, 2014	By: /s/ Pacifico (Virgil) Corpuz
Pacifico (Virgil) Corpuz